Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On July 13, 2026, an interview of Ryan Cohen, Chairman and CEO of GameStop Corp., by Amit Kukreja was published on the Amit Kukreja YouTube channel. An unofficial excerpt of the interview is below.

“

Amit Kukreja: Hello everybody. Welcome back to the channel. I am very honored and privileged to be here today with the one and only CEO of GameStop, Mr. Ryan Cohen. Ryan, thanks for being on the show.

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Amit Kukreja: Yeah. And the other interesting element of this, as you said, nostalgia is such a big component for why people are uh engaging in these activities, but younger kids. I actually went to a trade show a couple of months ago. I mean, there was a 10-year-old who was making like $2,000 flips of all these different cards that he was selling. And it was it was one of those things where the cultural zeitgeist of entrepreneurship is really leaning towards flipping stuff. And in particular, that stuff ends up being collectibles. So the idea that that’s synergistic with GameStop’s trajectory over the next 10 years definitely feels like it’s possible. Having said that, there’s also another company out there uh that sells a lot of stuff and that company is called eBay that you guys are trying to acquire. Uh, I just want to say the day I woke up and you gave that CNBC interview for uh, buying GameStop, it was, let’s just say me and my chat on the live stream, we thoroughly enjoyed someone being very blunt with a CNBC host like Andrew Ross and I love him and I’m sure I’m sure you love him as well, but to be as blunt and for him to be like, “Okay, half cash, half cash, half stock, that’s what it is, it was the best entertainment ever.” So, yeah. Why buy eBay?

Ryan Cohen: Um well it’s a business that I understand really well. So when it comes to physical retail I’ve been learning on the job. Uh whereas ecommerce is clear like it’s within my circle of competence. So check in terms of business that I understand really well and have a lot of experience when it comes to the um the operational overlap or the category overlap with GameStop with the collectibles business with the refurbished tech business with the ability with you know at its core we provide liquidity to the secondhand and market in the offline world and eBay is providing liquidity in the online world. Right? So there is a lot of overlap between the businesses and the ability to leverage our stores and nodes across the core marketplace business. And so when you think about let’s say as an example authentication, you think about like the trading card category right now if you want to and this is where eBay’s been very successful is on the authenticity guarantee because people buy product on eBay and this has been a problem since the beginning. You don’t know whether it’s going to be a fraudulent item. So the AG label on the product pages has been very very helpful. But right now they’re using a regional a regional model where someone goes and buys a graded trading card and the seller ships it to a third party center and it takes a few days and it costs money and it gets authenticated and then it’s shipped to the buyer. Now all of a sudden you have 1,600 nodes that are within driving distance 15 minute driving distance of like 80% of the US population and you can bring in same day for cheaper that trading card get it authenticated and it could ship immediately to the buyer. So that’s just like one example on the core marketplace business of the ability to leverage our stores for cheaper immediate authentication and obviously that within trading cards could be expanded into other categories as well. uh when you look at basically leveraging these nodes within live commerce which is an area where eBay has done terribly and they’ve lost significant share to competitors. We can leverage our stores as studios. We can leverage our stores for fulfillment and for logistics and the content it make content creators lives a lot easier. They can take they can focus on content, and they can basically take all their stuff and they can bring it to GameStop and we ultimately handle all of the fulfillment. So there’s a lot of areas where these stores and by the way all of this basically costs like almost no capex. so there’s the category overlap and then there’s the growth in these areas like live commerce which are huge and the TAM of live commerce is like a trillion dollars but within the US it’s nascent um very popular in Asia and then within the digital marketplace and this is something that I’ve wanted to do for a long time has deep experience in buy sell trade. And this is an asset class that I’ve wanted to unlock for a long time. So like the standalone prospects of eBay is going to be they’re going to continue operating status quo. If you look at basically what they’ve done over the past 5 years, it’s been status quo like active users down, GMV down, income down, everything’s down. They’ve bought back a lot of stock and the multiple has expanded. So, the stock price has done okay. It’s outperformed the S&P, but the business, if you look at the key metrics, it’s a strong business, but it’s going in the wrong direction. So, I could take eBay and I can, you know, when I’m CEO, it’s going to be a much bigger business.

Amit Kukreja: Okay. So, eBay so far has rejected the proposal. Their reasoning was because uh there’s financing uncertainty, there’s too much leverage, there’s operational risk, and they don’t love the proposed leadership structure. Which of those criticisms, because none of those have to do with any of the sort of qualitative fundamental arguments you just outlined over the past five minutes, which of those criticisms do you think are legitimate, if any, and why do you think the corporate leadership at the company right now fundamentally misunderstands the merits of the deal?

Ryan Cohen: None. None are um and ultimately it’s a vote on you know ultimately it’s going to be shareholders decision but it’s expected in a process like this for that kind of reaction. Uh but ultimately it’s you know it will come down to shareholders decisions and who they believe is going to maximize shareholder value be most aligned and most capable of building a much larger business.

Amit Kukreja: Uh the company has 11,000 employees. Do you think that much of a workforce is required for an operation like this?

Ryan Cohen: No.

Amit Kukreja: Do you think that’s also part of the reason they don’t want to get acquired because it would result in a lot of people losing jobs?

Ryan Cohen: I think it has to do with just a level of entrenchment in the fact that the highest paid employees who are serial delegators and aren’t actually hands on keyboard doing any work um you know are they really have no utility and comes down to the the people that I leverage are the people on the ground that are typically the lowest paid and they know the business really well and they’re the hungriest and they want to work and like that’s all I care about. I just I care about people that want to work hard. I don’t care for complicated Excel models or long PowerPoint presentations or the best public speakers. Unfortunately, in corporate America, those are the people the ones who articulate themselves and are best at public speaking that make their way up and they end up making the most money and they end up being managers and above, but they don’t have any real skills beyond that. They don’t actually have any work ethic. So, that’s and by the way, this isn’t necessarily just eBay. This is true for all of corporate America. That’s who ultimately encompasses the management teams and the boards and they don’t have utility to to someone like me.

Amit Kukreja: You’ve been doing a lot of interviews with uh eBay sellers. Uh I I actually have a friend who sells Disney pins on eBay and he quit a job at Verizon for 15 years and now he’s crushing it. So uh obviously the sellers are the customers. They’re the most important part of the platform. You’ve proposed about two billion in annualized cost reductions, I believe, within the first year, within 12 months. How would you make those cuts that large without weakening fraud prevention, seller support, product development, or customer trust of of the merchants that are on the platform?

Ryan Cohen: It’s really, it’s the opposite. Like a good example is GameStop. And when I became the CEO, there were like 1,200 people in corporate and now there’s 300 people. And we are getting so much more done and the tech stack is so much stronger and it’s it’s not mutually exclusive. Like when you end up pulling costs out of the system, you end up it’s like losing weight. You end up being healthier. You want to run a marathon, you’re not running a marathon if you’re obese. And eBay is obese. So, it’s like, you know, it’s uh the consultants will make it seem like it’s going to affect the business, but it’s the opposite. You get rid of all of the noise. Frankly, middle management and above, they’re not actually doing any work. And ultimately, you empower the people on the bottom who are the hardest workers that are the least paid. and you end up actually developing a better product, a better UX. By the way, the marketplace business looks the same way as it did in 95, but that doesn’t work well on live commerce. I’ve spoken to these sellers. The I mean, they’re waiting months just to get approved. They can’t even print out shipping labels in the back end. So, you improve the UX. You get rid of all of the marketing um that you get rid of basically all of the brand marketing that’s not generating any ROI. You focus on the performance marketing that’s actually making money. You spend more on what’s making money and you get rid of everything else and it ends up being a stronger business that ultimately grows. So there’s there’s it’s never good for a business to carry excess weight. And that’s what eBay is doing. It’s bloated. Like if you even compare them to their peers and their operating expenses, they’re way above average. So my two billion that I’m going to pull out still gets us to above average, but it gets closer to baseline, right? Two billion is uh is the floor. I mean, I’ve pulled out at GameStop SGNA by 47%. And there weren’t a lot of costs to pull out at GameStop. There’s costs to pull out at eBay.

Amit Kukreja: I want to dive deeper into live commerce. Um, I thought that’s a very interesting idea that the GameStop physical locations could be studios where Tik Tok creators can literally go and live stream or make their content uh using the space that’s there. Do do you think the trajectory for that could really allow live commerce to be one of the the key avenues of uh margin trajectory for eBay given like Tik Tok and shopppee in Southeast Asia have absolutely crushed it here? And do you actually think and this is kind of just a wild card GameStop could theoretically create a a competing social platform that is showing some or eBay showing some of that live content that allows people to buy instead of them having to go to Instagram or Tik Tok.

Ryan Cohen: Yeah, I mean eBay should be the leader in live commerce. They have such passionate sellers. They have the inventory. They have the ability to create content, but the UX on both the front end and the back end is terrible. And it’s just total complacency. So, there’s no question in my mind that eBay should be the category leader in live commerce. And the market is massive. That’s where all the growth is. So yeah, I I believe live commerce along with the digital marketplace are two massive areas for for growth and the cost cuts um you know that is going to improve earnings in the short term and medium term. But the real earnings growth over a five and 10 year uh timeline is going to come from the two growth areas.

Amit Kukreja: Is is there an AI angle to this acquisition or is AI not even needed to make it efficient?

Ryan Cohen: Yeah, I mean when it comes to Aentic Commerce, what’s interesting about eBay is that their SKs are very unique. And so first it’s like cleaning up the catalog. So making sure that stuff is just formatted correctly. Uh and then being able to if this ultimately ends up being a thing because it’s not like we’re selling it’s not selling commodities. It’s a different business model than Amazon or Chewy. It’s very unique like a Mickey Mantel baseball card, a special pen, whatever it might be. Unique clothes, but it’s really one of one in most cases. So you want to be able to have very clean data sets and it’s important to clean up the data sets and be able to plug in with everyone basically every single engine. Um and and that way you know you basically you have the optionality whoever ends up whichever engines end up being the ultimate leader and then also developing your own AI agents where you could basically go on to eBay and say hey find me this item at this cost and you give very specific instructions to the AI agent and then it goes and it basically finds the items for you. But at a high level, when you look at the disruptiveness of AI across the entire business universe, I like EA’s uh I like um I like eBay’s prospects long term.

Amit Kukreja: It’s really exciting because uh there’s just a lot of companies in the space that are trying to do things with agentic commerce in a meaningful way. Uh Shopify being one of the biggest ones that that I know of and you think about the obviously Amazon. You think about the level of growth that an eBay has if they started to embrace agent to commerce based on the uniqueness of their SKUs or if they tried to embrace live content given how large that TAM is growing and you start to conclude to yourself even if you’re not uh interested as an investor that if you’re looking objectively at the situation this is a company that should be reformed. The question simply then becomes, you know, is Ryan Cohen of GameStop the one to be able to do it? What do you think happens if the deal doesn’t go through? Do you look for a new company like an eBay to take over, or are you convinced that this is one of the best opportunities for GameStop’s growth?

Ryan Cohen: Um, I didn’t have a backup plan at Chewy. There was no backup GameStop. So, there’s no backup plan here.

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Amit Kukreja: I love it. Ryan Cohen, CEO of GameStop, thank you for taking the time.

”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s definitive proxy statement for the 2026 Annual Meeting of Stockholders that was held July 7, 2026 at 10:00 a.m. CDT, which was filed with the SEC on May 22, 2026, as supplemented by Supplement No. 1 on June 8, 2026 and Supplement No. 2 on June 23, 2026 (as supplemented, the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 4,343,725 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with an unaffiliated financial institution counterparty that provide economic exposure to a further 39,046,658 shares of Common Stock. The Put/Call Pairs were only settleable in cash until such time as GameStop provided the unaffiliated financial institution counterparty with reasonable evidence that all applicable filings had been made and any applicable waiting periods had expired or approvals had been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). On June 3, 2026, the HSR Act Condition was satisfied, and as a result, GameStop (in the case of the call portion of the Put/Call Pairs) and the unaffiliated financial institution counterparty (in the case of the put portion of the Put/Call Pairs) electing to settle the Put/Call Pairs now have the option, but not the obligation, to elect for physical settlement of the shares of Common Stock underlying such Put/Call Pairs in lieu of cash settlement. GameStop does not have voting power or dispositive power with respect to the shares of Common Stock underlying such Put/Call Pairs unless and until such Put/Call Pairs are physically settled for Common Stock. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay stockholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals; failure to obtain required stockholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.